        June 29, 2005

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: H. Roger Schwall, Assistant Director

  Re:
  Golden Cycle Gold Corporation ("Golden Cycle" or the "Company") Form 10-K for Fiscal Year Ended December 31, 2004, Filed March 31, 2005 and Form 10-Q for Fiscal Quarter Ended March 31, 2005
  File No. 1-09385

Dear Mr. Schwall:

        The Company hereby submits the Company's responses to comments raised in your letter to the Company, dated June 15, 2005 (the "Comment Letter"). The responses set forth below are numbered to correspond to the comment numbers in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2004 (the "Form 10K")

Item 9A—Controls and Procedures

Internal Control over Financial Reporting

        1.     In accordance with the Staff's comment, the Company has reviewed its disclosure with respect to its conclusion on the effectiveness of its disclosure controls and the potential material weaknesses and deficiencies in its internal controls identified in the Form 10-K. The Company wishes to advise the Staff that the Company believes that the potential material weaknesses and deficiencies in internal controls identified in the Form 10-K would not fall within its disclosure controls and procedures. The potential weaknesses and deficiencies in internal controls all relate to the Company's small number of employees (lack of segregation of duties, limited capability to interpret and apply US GAAP, lack of adequate documentation of our system of internal controls, lack of formal accounting policy and procedures and related documentation, and lack of a formal budgeting process). While the small number of employees could result in these potential material weaknesses and deficiencies in internal controls, the Company does not believe that it affects the Company's disclosure controls. In fact, the Company believes that the required information being held by a small number of employees has assisted the Company in the recording, processing, summarizing and reporting of that information within the time periods specified by the SEC.

        2.     The Company has revised the language in the Form 10-K on page 16 to comply with the Staff's comment.

Item 8—Financial Statements and Supplementary Data

Consolidated Balance Sheets

        3.     Section 3(b)(1) of the Investment Company Act of 1940 (the "1940 Act") provides that notwithstanding Section 3(a)(1)(C) of the 1940 Act, "[a]ny issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or business other than that of investing, reinvesting, owning, holding or trading in securities" is not deemed to be an investment company.

        The Company's primary business is the acquiring and developing of mining properties. Its primary activities in 2004 included managing its interest in its joint venture, the Cripple Creek & Victor Gold Mining Company, and conducting on-going exploration programs in southwest Colorado and in eastern Nevada. As discussed in its Annual Report, during 2005, in addition to managing the joint venture interests, the Company intends to continue the regional study in southwest Colorado and begin the drilling and testing phase of its exploration of its Illipah gold prospect in Nevada. The 2005 budget for this program in Nevada includes drilling, assaying of samples, additional personnel expenses and the application and filing for required permits.

        At December 31, 2004, the Company's short-term investments were $1,120,273 out of total assets that were $1,646,582. As Note 2 of the Notes to the Consolidated Financial Statements describes, these short-term investments consist mostly of certificates of deposits ("CDs") which mature within one year. (The short-term investments also consist of approximately $135,129 of gold bullion.) While the CDs may make-up more than 40% of the Company's total assets, at December 31, 2004, the Company is clearly not primarily engaged in the investing, reinvesting, owning, holding or trading of these CDs. The CDs are simply used by the Company as short-term investments which allow the Company to keep its cash accessible for its operations.

        As a result, the Company believes that pursuant to Section 3(b)(1) of the 1940 Act, it should not be considered an investment company.

Consolidated Statements of Operations

        4.     The Company believes that the gain on the sale of the water rights is properly classified separately as non-operating miscellaneous income and properly disclosed in Note 3 to the consolidated financial statements per the description of material Non-Operating Income in Regulation S-X 5-03(b)(7). Given that this gain does not represent income earned from its principal mining operations nor a gain from frequently occurring asset sales, the Company believes that it would be misleading to classify this gain as a component of income from operations.

Summary of Significant Accounting Policies

(I)—Revenue Recognition

        5.     The Company has added disclosures regarding its revenue recognition policy on pages 34 to 35.

Engineering Comments

Business

        6.     The Company has added a small-scale map showing the location and access to our material properties on pages 10, 11 and 13 in response to this comment.

        7.     The Company has added the disclosures requested by this comment on pages 10 and 11 for the Table Top property and pages 11 and 12 for the Illipah property. The requested information for the Cripple Creek property was previously included and appears on pages 2 thru 9 and pages 12 thru 14.

        8.     The Company has added the disclosures requested by this comment on pages 10 and 11 for the Table Top property and pages 11 and 12 for the Illipah property. The requested information for the Cripple Creek property was previously included and appears on pages 2 thru 9 and pages 12 thru 14.

        9.     The Company has added the table requested by this comment on page 6.

        10.   The Company has added the disclosure requested by this comment on pages 5 and 6.

        11.   The Company has added the disclosure requested by this comment on page 5.

        12.   The Company has added the table requested by this comment on page 4.

        13.   The Company's interest in the Cripple Creek & Victor Gold Mining Company is an interest in a joint venture and is not a net profits interest. While the operational funds are loaned to the joint venture by our joint venture partner (or a financial institution) during the Initial Phase of the project, after the Initial Phase, each of the joint venture partners are responsible for their share of the operating costs. (On page 3 of the Form 10-K, the second to last paragraph discusses the funding of operations and mine development and provides: "After the Initial Phase, the Joint Venturers will contribute funds in proportion to their respective distributive shares.") Because the Company will be responsible for its proportional share of operating costs after the initial phase of the project, the Company does not believe that its joint venture in the Cripple Creek & Victor Gold Mining Company could properly be called a net profits interest.

        The Company acknowledges that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  •
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We have amended our filings and, for your convenience, we have attached to this letter a marked copy of the filing to expedite your review.

        If any member of the Staff has any questions, please do not hesitate to contact the undersigned at 719-471-9013 or the Company's counsel Richard DiStefano at 212-885-5372.

Sincerely,
/s/ R. HERBERT HAMPTON
R. Herbert Hampton, CEO
cc:
Richard DiStefano, Esquire
Kara A. Dougherty, Esquire